Deloitte & Touche LLP
2800 – 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

October 27, 2010

British Columbia Securities Commission	Ontario Securities Commission
P.O. Box 10142, Pacific Centre	Suite 1903, Box 55
9th Floor, 701 West Georgia Street	20 Queen Street West
Vancouver, BC V7Y 1L2	Toronto, ON M5H 3S8

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, AB T2P 3C4

Dear Sirs/Mesdames:

Subject: Yukon-Nevada Gold Corp. (the “Company)

We have been informed by the Company of its intention to appoint Deloitte (the “Successor Auditor”) as the auditor of the Company effective upon the resignation of KPMG LLP (the “Former Auditor”). The Company has provided us with the disclosures required by National Instrument 52-102, Continuous Disclosure Obligations. We have reviewed the information contained in the Notice of Change of Auditor (the “Notice”) in form attached hereto as Schedule “A” and we are in full agreement with the information contained therein based upon our knowledge of the information relating to the Notice and of the Company at this time.

In accordance with the requirements of National Instrument 52-102, Continuous Disclosure Obligations, we understand that the Notice, together with a letter addressed to the British Columbia Securities Commission, Alberta Securities Commission and the Ontario Securities Commission from each of the Former Auditor and the Successor Auditor, will be mailed to the securities administrators in each province or territory in which the Company is a reporting issuer within 30 days of receipt by the Company of the resignation of the Former Auditor and will be included in the Information Circular for the first meeting of shareholders held subsequent to the change of auditor.

Yours very truly,

Chartered Accountants